09058520

AB* 3/6

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2009
Washington, DC
110

SEC FILE NUMBER
8- 45465

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bancnorth Investment Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 First Street South, Suite 300
(No. and Street)

St. Cloud	MN	56301
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve Schmitz (320) 656-4309
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

55 Ivan Allen Jr Blvd	Atlanta	GA	30308
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Paul Shelson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bancnorth Investment Group, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KIMBERLY JEAN ASFELD
NOTARY PUBLIC-MINNESOTA
My Comm. Exp. Jan. 31, 2010

Mark Paul Shelson
Signature

Chief Financial Officer
Title

Kimberly J Asfeld
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bancnorth Investment Group, Inc.
Statement of Financial Condition
December 31, 2008

Contents

Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, Georgia 30308

Tel: +1 404 874 8300

Report of Independent Registered Public Accounting Firm

Stockholder and Board of Directors
Bancnorth Investment Group, Inc.

We have audited the accompanying statement of financial condition of Bancnorth Investment Group, Inc. (the Company, a wholly-owned subsidiary of PrimeVest Financial Services, Inc., which is an indirect wholly-owned subsidiary of ING America Insurance Holdings, Inc.) as of December 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the statement of financial condition, referred to above presents fairly, in all material respects, the financial position of Bancnorth Investment Group, Inc. at December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

Atlanta, Georgia
February 23, 2009

Bancnorth Investment Group, Inc.
Statement of Financial Condition
December 31, 2008

Assets		
Cash and cash equivalents	$	344,808
Commissions receivable		409,785
Secured demand note		300,000
Other assets		24,027
Total assets	$	1,078,620
Liabilities and stockholder's equity		
Liabilities:		
Commissions payable	$	375,760
Other liabilities		2,860
Total liabilities		378,620
Subordinated borrowings		300,000
Stockholder's equity:		
Common stock ($.01 par value per share; 1,000,000 shares authorized; 6,000 shares issued and outstanding)		60
Additional paid-in capital		575,174
Accumulated deficit		(175,234)
Total stockholder's equity		400,000
Total liabilities and stockholder's equity	$	1,078,620

The accompanying notes are an integral part of this financial statement.

1. Nature of Business and Ownership

Bancnorth Investment Group, Inc. (the Company) operates as a broker-dealer registered under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly-owned subsidiary of PrimeVest Financial Services, Inc. (Parent). The Parent is a wholly-owned subsidiary of Lion Connecticut Holdings, Inc. (LCH), which is a wholly-owned subsidiary of ING America Insurance Holdings, Inc. (ING AIH). ING AIH is a wholly-owned subsidiary of ING Groep N.V. (ING), a global financial services holding company based in the Netherlands.

The Company is a fully disclosed broker-dealer and clears all securities transactions through the Parent. The Company does not carry customer accounts and is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers. Therefore, the Company is exempt from Securities and Exchange Commission (SEC) Rule 15c3-3.

2. Summary of Significant Accounting Policies

General

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers deposits that can be redeemed on demand and highly liquid investments that have original maturities of three months or less, when purchased, to be cash and cash equivalents. Cash equivalents are not held for sale in the ordinary course of business.

Income Taxes

The Company has not recorded any deferred tax expense, as there are no book-to-tax differences in the basis of its assets and liabilities.

Revenue Recognition

Commission revenue and expense are recognized on a settlement date basis, which is not materially different from trade date basis.

Financial Instruments with Off-Balance Sheet Risk

The securities transactions of the Company's customers are introduced on a fully disclosed basis with the Parent. The Company holds no customer funds or securities. The Parent provides services for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the Parent may charge any related losses to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers.

3. Income Taxes

The results of the Company's operations are included in the consolidated tax return of ING AIH. ING AIH and its subsidiaries each report current income tax expense as allocated under a consolidated tax allocation agreement. Generally, this allocation results in profitable companies recognizing a tax provision as if the individual company filed a separate return and loss companies recognizing benefits to the extent of their losses.

The Company has not recorded any deferred tax expense, as there are no book-to-tax differences in the basis of its assets and liabilities.

The Company has reviewed and evaluated the relevant technical merits of each of its tax positions in accordance with FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48), and determined that there are no uncertain tax positions that would have a material impact on the financial statements of the Company.

The Internal Revenue Service is currently examining ING AIH's tax returns for the years 2004 through 2008. Management is not aware of any adjustments as a result of this examination that would have a material impact on the financial statements of the Company.

4. Related Party Transactions

At December 31, 2008, cash dividends paid by the Company to the Parent totaled $23,512.

The Parent performs certain administrative functions, including the payment of expenses and collection of cash, for the Company at no charge.

5. Subordinated Borrowings

The borrowings under subordinated agreements at December 31, 2008 is comprised of a secured demand note. The secured demand note represents a collateral agreement with

the Parent in the amount of $300,000. The note is non-interest bearing and matures on December 31, 2009. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, the borrowings may not be repaid.

6. Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" (SFAS No. 157) defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by SFAS No. 157, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included in level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The Company's financial instruments, which are included in the accompanying statement of financial condition, are either carried at quoted market prices or are short-term in nature. As a result, the carrying amounts reported approximate their estimated fair values at December 31, 2008. The securities owned primarily represent money market funds and are valued using quoted prices in active markets and are classified as "Level 1" assets in accordance with Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" (SFAS No. 157).

7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity may not be withdrawn or cash dividends paid if the resulting ratio of aggregated indebtedness to net capital would exceed 10 to 1.

At December 31, 2008, the Company had net capital of $617,173, which was $367,173 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2008 was 0.61 to 1.

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

STATEMENT OF FINANCIAL CONDITION

Bancnorth Investment Group, Inc.
Year ended December 31, 2008
with Report of Independent Registered Public Accounting Firm